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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                     -----------------------------


                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934

                           (Amendment No. 1)
                     -----------------------------


                   SANTA FE PACIFIC GOLD CORPORATION

                       (Name of Subject Company)
                     -----------------------------


                       HOMESTAKE MINING COMPANY

                 (Name of Person(s) Filing Statement)
                     -----------------------------


                Common Stock, par value $0.01 per share
      (including the associated Preferred Share Purchase Rights)

                    (Title of Class of Securities)

                               80217610

                 (CUSIP Number of Class of Securities)
                     -----------------------------


                              Wayne Kirk
        Vice President, General Counsel and Corporate Secretary
                       Homestake Mining Company
                         650 California Street
                 San Francisco, California 94108-2788
                            (415) 981-8150

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                          Richard Hall, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000


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     THIS AMENDMENT NO. 1 TO SOLICITATION/RECOMMENDATION STATEMENT
     RELATES TO A PROPOSED EXCHANGE OFFER BY NEWMONT MINING CORPORATION DESCRIBED IN ITS REGISTRATION STATEMENT ON FORM S-4 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 7, 1997 (REGISTRATION NO. 333-19335), WHICH OFFER HAS NOT BEEN COMMENCED. BY FILING THIS AMENDMENT NO. 1 TO SOLICITATION/RECOMMENDATION STATEMENT, HOMESTAKE MINING COMPANY DOES NOT ADMIT THAT IT IS REQUIRED TO MAKE THIS FILING.




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          Homestake Mining Company ("Homestake") hereby amends and
supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") originally filed on January 16, 1997, with respect to the proposed offer by Newmont Mining Corporation ("Newmont") to exchange each share of Santa Fe Pacific Gold Corporation common stock, $0.01 par value, together with the associated preferred share purchase rights, for 0.40 of a share of Newmont Common Stock, $1.60 par value.


Item 6.   Recent Transactions and Intent with Respect to
          Securities.

          Item 6 of the Statement is hereby amended to add the following information at the end thereof:

          On January 21, 1997, Homestake Mining Company ("Homestake") issued a press release announcing that its pending acquisition of Santa Fe Pacific Gold Corporation has cleared government antitrust review. The waiting period under the Hart-Scott-Rodino Antitrust
Improvements Act has expired without a request for additional information. A copy of the text of Homestake's press release is attached as Exhibit 5 and is incorporated herein by reference.


Item 9.   Materials to be filed as Exhibits.

          Item 9 of the Statement is hereby amended to add the following Exhibit:

Exhibit 5 -   Text of Press Release issued by Homestake on
              January 21, 1997.




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                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


                             HOMESTAKE MINING COMPANY



                             By  /S/ WAYNE KIRK
                                 -----------------
                                 Name:  Wayne Kirk
                                 Title: Vice President,
                                        General Counsel and
                                        Corporate Secretary



Dated:  January 21, 1997



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                             EXHIBIT INDEX

Exhibit 5 -   Text of Press Release issued by Homestake on
              January 21, 1997.